									Exhibit 12.1
PUGET ENERGY
STATEMENT SETTING FORTH COMPUTATIONS OF RATIOS OF
EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Years Ended December 31,
	2018		2017		2016		2015		2014
Earnings Available For Fixed Charges:
Pre-tax income:
Income from continuing operations before income taxes	$265,714		$430,337		$453,103		$332,954		$228,820
AFUDC - equity	(17,191)		(15,027)		(12,576)		(9,325)		(7,002)
AFUDC - debt	(13,695)		(10,826)		(9,304)		(7,575)		(5,611)
Total	234,828		404,484		431,223		316,054		216,207
Fixed charges:
Interest expense(a)	343,795		354,802		355,139		356,696		367,308
Other interest	17,191		15,027		12,576		9,325		7,002
Portion of rentals representative of the interest factor (b)	8,367		8,062		8,061		8,980		10,732
Total	369,353		377,891		375,776		375,001		385,042
Earnings available for combined fixed changes	$604,181		$782,375		$806,999		$691,055		$601,249
Ratio of Earnings to Fixed Changes	$1.64	x	$2.07	x	$2.15	x	$1.84	x	$1.56	x

(a) Interest expense for the year ended December 31, 2017 has been restated from the previously reported $343.9M.
(b) Represents interest portion of rents estimated at 33 1/3 percent.